Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
65 Büyükdere Caddesi
Maslak 80670 İstanbul / Turkey

Tel/Fax: (90-212) 335 35 35
Telex: 27635 gatı-tr

www.garantibank.com.tr

June 18, 2002

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

It is decided that the Ordinary General Shareholders Meeting of Garanti Bank will be held on July 8th, 2002, Monday at 2:30 p.m. at Istanbul Hyatt Regency Hotel, Balo Salonu, Taskisla Caddesi, Taksim, Istanbul to discuss the following agenda.

AGENDA

1. Opening, the establishment of the Board of Presidency
2. Authorization of the Board of Presidency for the signing of the minutes of the ordinary general meeting
3. The reading, discussion and ratification of financial statements for the year 2001, which are prepared in line with the BRSA's audit in compliance with the Provisional Article 4 of the Banking Law No.4389, including the corrections of BRSA and the reports of Board of Directors and Auditors, regarding the Accounts and the Activities of year 2001
4. Decision on the release of Board Members and Auditors
5. Determining Board Members' and Auditor's wages
6. Approval of External Audit Company's election in accordance with the Capital Market's Board's related regulation.
7. Authorization of Board Members' to do business with the Bank, as per 334th and 335th articles of Turkish Commercial Code, the provisions of Banks' Act being reserved.

Yours sincerely,

Murat Mergin
Executive Director
Strategic Planning

dlw 6/24

02 JUN 21 AM 11:16

Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Büyükdere Caddesi, 63
Maslak 80670 İstanbul

Tel/Faks: (0-212) 335 35 35
Teleks: 27635 gatı-tr

www.garanti.com.tr

June 18, 2002

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Please find enclosed 2001 year-end financial statements prepared in line with the BRSA's (Banking Regulation and Supervisory Agency) audit in compliance with the Provisional Article 4 of the Banking Law No.4389.

Yours sincerely,

Murat Mergin
Executive Director
Strategic Planning

Garanti

TO	:	INVESTMENT COMMUNITY
FROM	:	GARANTI BANK / Investor Relations
		Tel: (90 212) 335 3150
		Fax: (90-212) 286 0486
		E-mail: investorrelations@garanti.com.tr
		www.garantibank.com.tr
SUBJECT	:	December 31, 2001 Financial Statements
DATE	:	June 17, 2002

FINANCIAL HIGHLIGHTS / 2001

(TL Billion)	Consolidated	Bank-only
Total Assets	17,585,580	16,143,925
Cash Loans (net)	5,074,045	3,968,973
NPL (%)	9.70%	11.80%
Provision % for NPL's	45.45%	46.10%
Total Deposits	11,386,968	10,085,354
Shareholders' Equity	1,248,646	1,217,118
Net Income/(Loss)	(238,306)	(226,705)
Capital Adequacy Ratio	13.82%	10.91%

The evaluation of the 2001 end-year financial statements of the 26 private deposit money banks in the context of the Bank Capital Strengthening Program have been finalized.

Attached financial statements incorporate the effects of the relevant Regulation for determining the consolidated and unconsolidated capital adequacy standard ratios, based on Provisional Article 4 of the Banks' Act Nr. 4389 added to Act No.4743. The three-stage assessment process included audits by two different independent audit companies and the third and final phase was conducted by the BRSA.

In line with BRSA instructions on disclosure of these financial statements, no footnotes and comparative period will be made available. Please find below the English translation of the above instruction;

"In the Ordinary General Assembly meetings of the Banks', financial statements prepared by the Bank and audited by BRSA in line with the regulations according to provisional article 4 of Banks' Act No. 4389, shall be discussed. On the General Assembly meeting invitations and the relevant public disclosures that will be made according to relevant legislations, financial statements other than the ones that are notified to banks by the BRSA cannot be used". "It is evident that there may be differences between the financial statements prepared by the independent audit companies and the ones that are prepared after the evaluation of both the financial strength reports prepared by the sworn BRSA's auditors and the independent audit reports. Since disclosure of the said financial statements shall result in confusion rather than being informative, it is decided that these reports shall not be disclosed to public".

2001 ECONOMIC BACKGROUND

Turkey endured twin crises in 2001 in the aftermath of an unsuccessful IMF sponsored exchange rate based stabilization scheme. The banking and currency crises resulted in the deepest economic contraction since the second world war. Gross national product fell by 9.4% year-on-year in 2001, whilst gross domestic product declined by 7.4% year-on-year.

A pick-up in economic activity in 2001Q3 was thwarted by global uncertainty in the aftermath of terrorist attacks in the United States. The Lira came under severe pressure amid concerns that macroeconomic goals would be derailed, and that the country would not be able to tap international capital markets in 2002. There has since been a remarkable recovery in sentiment, as attested to by a strengthening of the local currency, following renewed recognition of Turkey's geopolitical strategic importance and the country's status as a key United States ally in the North Atlantic Treaty Organization. The announcement of an additional loan package from international multilateral agencies was the tangible demonstration of Turkey's geopolitical significance.

A strengthening of the Lira and weak global demand did not dent trade performance. Value of merchandise exports as reported by the State Institute of Statistics rose 12.3% to US$ 31.2 Billion in 2001 from a year earlier, exceeding the US$ 30 Billion level for the first time. Value of imports fell by 25.7% from US$ 54.5 Billion to US$ 40.5 Billion in the same period. Net exports thus rose mainly as a result of lower imports from a year earlier. Trade performance has remained solid in 2002Q1. Exports rose by 5.9% to US$ 7.7 Billion, and imports fell by 10.2% year-on-year to US$ 9.7 Billion in the first three months.

A solid current account position was accompanied by a weak capital account in the balance of payments. The current account balance registered a surplus of US$ 3.3 Billion in 2001, and a minor deficit of US$ 120 Million in 2002Q1. Global uncertainty has discouraged foreign capital inflows despite competitive asset prices.

Fiscal performance surpassed official targets. Revenues less non-interest expenditures came at 6.76% of GNP in 2001, a point above targets. The overall budget balance registered a deficit of 15.46% of national income due primarily to large interest payments on domestic debt. 2002 fiscal results remain in line with IMF targets, and officials even envisage some interest payment savings due to lower than expected nominal cost of borrowing to the Treasury.

Exchange rate targeting gave way to base money as the nominal anchor of choice in 2001. The temporary uptick in monthly and thus annual inflation rates following the decision to float the Lira in February 2001 began to settle in the summer months. A return of a semblance of stability to the Lira vis-a-vis other currencies reflected positively in the form of

reduced cost-push inflation. Renewed currency weakness post-September 11, however, delayed the transition to lower monthly inflation. The Lira stabilized following tangible external support. WPI inflation rose by 88.6% year-on-year in 2001, whilst CPI inflation rose to 68.5% year-on-year in the same period. Inflation slowed markedly in 2002, on the back of a stronger currency, excess capacity, and a good harvest year. CPI rose by 11.3% in January to May 2002 from a year earlier. The monthly CPI rise of 0.6% was the lowest in decades.

The sharp economic contraction has reflected poorly on the banking sector. Total assets shrunk by 2% year-on-year in real terms in 2001, and contracted by 30% in US$ terms from US$ 155 Billion to US$ 119 Billion. Bank loans as a proportion of GDP declined to pre-1996 levels. Non-performing loans, as measured by CBRT data, and excluding banks under the Savings Deposit Insurance Fund (SDIF), rose to 16.9% of gross loans at the end of 2001 based on pre-BRSA audit financials.

Financial sector restructuring has proceeded on several fronts. Summer 2001 debt exchange led to the elimination of short currency positions of the banking sector, both laying the infrastructure for alleviating pressure on the currency and improving prudential ratios. Headway has also been made in resolving failed banks under the SDIF and merging state banks, and branch closures. Public sector bank restructuring has led to an increase in private banks' share of the sector to 57.2% in 2001, up from 49.5% a year earlier. Meanwhile, consolidation and rationalization continues apace with the number of banks declining from 61 at the end of 2001 to 57 in 2002Q2.

FINANCIAL SUMMARY OF SIGNIFICANT ITEMS

Equity Restatements

In applying inflationary accounting, all non-monetary assets and liabilities were restated by inflation indices. The restatements for the financial statements, prepared in compliance with BRSA's directives, were calculated by means of conversion factors derived from the Turkish countrywide wholesale price index published by the State Institute of Statistics. In equity, paid capital, reserves, retained earnings and current year statement of income are subject to restatement as non-monetary items. In presentation of financial statements, the increase in paid capital as a result of the restatements was presented separately as "inflation adjustment to share capital as a result of applying inflationary accounting" and the paid capital is presented as nominal in compliance with the BRSA's format for financial statements.

Although the capital increases from internal sources, namely retained earnings, revaluation funds are not accepted per IAS, in the accompanying 2001 financials prepared in compliance with the BRSA's directives, capital increases from retained earnings are accepted. In a

hyperinflationary economy like Turkey, the nominal earnings of banks with assets concentrated in banking activities, i.e. having a net open monetary asset position, will always be higher than inflation adjusted earnings. Therefore, when the inflation-adjusted retained earnings is lower than the nominal retained earnings, any capital increase based on statutory accounts, would result in retained earnings becoming negative. Due to the application of such rule, such is the case for the Bank.

The capital increase conducted during July 2001, which increased the paid-in capital from TL260 Trillion to TL750 Trillion was mostly covered from statutory retained earnings. As described above, since prior periods income figures are restated for the effects of inflation, retained earnings due to these adjustments have become negative and are classified as accumulated losses under Shareholders' Equity accounts.

In addition, legal reserves, which are established by annual appropriations from income disclosed in the Bank's statutory accounts are restated for the effects of inflation. Therefore, retained earnings are reduced accordingly.

Table 1. Consolidated Shareholders' Equity (TL Billion)

Shareholders' Equity			**2.183.906**
Paid capital		*750.000*	
Nominal share capital	750.000		
Unpaid capital (-)	-		
Legal reserves		*1.428.753*	
Legal and extraordinary reserves	248.130		
Inflation adjustment to share capital	1.180.623		
Revaluation surplus		-	
Valuation increments		*1.455*	
Negative goodwill (net)		*3.698*	
Losses			**935.260**
Loss for the year		*238.306*	
Accumulated losses		*696.954*	

Capital Adequacy Ratio

A summary calculation Capital Adequacy Ratio for both bank-only and consolidated financials is provided below:

Table 2. Capital Adequacy Ratio

(TL Billion)	Consolidated	Bank-only
Core capital	**1.274.025**	**1.215.663**
Supplementary capital	55.329	35.479
Deductions from capital*	(140.334)	(464.967)
Capital base	**1.189.020**	**786.175**
Risk weighted assets**	8.602.960	7.208.960
CAR %	**13.82**	**10.91**

** The deductions from capital include an amount of TL 355,474 billions and TL 9,701 billions, participations in financial institutions .respectively*

*** including assets subject to market risk*

NPL's

Table 3. Non-Performing Loans

(TL Billion)	Consolidated	Bank-only
Cash Loans	5.074.045	3.968.973
NPL's	545.163	530.953
NPL %	9.70%	11.80%
Provisions for NPL's	**247.763**	**244.772**
Provision %	45.45%	46.10%

Deferred Tax Asset

Osmanlı Bank was merged in Garanti Bank as of December 14th, 2001 and continued to operate under the name of Garanti Bank A.Ş. The balance of Osmanlı's income statement until the merger date of December 14th, 2001 is included in the previous years' profit and loss accounts of Garanti Bank's solo financials dated December 31st, 2001. As of December 14th, 2001, Osmanlı had a financial loss for the previous periods, which is deductible in the coming periods.

TL113 trillion in the P/L account is the tax asset, due from a negative tax base, which is calculated over Garanti's October 31, 2001 pre-merger approved financials, and will be realized in five years as the Bank generates profits over that period.

Securities

As disclosed on the Bank's June 2001 CMB financials in "Section III, Note 7", marketable securities exchanged in the debt swap on 8 June 2001 were reflected to the financial statements at the cost determined by taking into consideration the value that was achieved as a result of the sell and buy back transaction with another financial institution, and this valuation method was in compliance with banking laws in force and the declarations made to public by the regulating authorities. Valuation of the mentioned marketable securities was made by the discounting method using the internal rate of return, which was calculated by applying on this cost.

Accordingly, the Bank recorded TL 217,311 Billion trading account income and TL 15,350 Billion foreign exchange gain as a result of this transaction that was accepted by "Banking Regulation and Supervising Agency (BRSA)" with the declaration numbered 6398 and dated 2 August 2001.

In line with BRSA's directives on uniform valuation of such securities across all banks, on the Bank's year-end 2001 financials, the result of sell and buy back transaction was negated. As a result, a loss of TL 234,300 Billion was recorded in the Bank's profit and loss statement.

OPERATING PERFORMANCE

Market Shares

Garanti's efforts in credit card business are continuing to pay back. According to the latest figures (March 31, 2002) released by the Credit Cards Center, Turkey, number of Garanti credit cards reached 1,875 thousand (June 12th, 2002: 1,938 thousand) with a market share of 13.5% in comparison to 9.3% as of March 31, 2001. Garanti has maintained its second place where it has reached this ranking in the year-end. Issuer volume (purchasing) market

share was 15.74% during the first quarter of 2002, from 9.23% in 2001/Q1. When cash advance is included, the Bank became the second largest issuer with a market share of 15.18%, first in his history. In international acquiring business, the Bank has further strengthened its place with a 33.5% market share. The overall acquiring (purchasing) market share was 16.88% for the period. The Bank owned 50,901 POSs (June 12th, 2002: 51,998), and 659 ATMs (June 12th, 2002: 698) during the first quarter.

Garanti's market share in deposits has tripled during 2001. In January 2001, TL deposit market share was 2.1%, whereas this rose to 5.9% following the Osmanlı merger. Currently, Garanti enjoys a market share of 7.8% in total deposits. TL demand deposit market share has followed an increasing path as well. The Bank has increased its market share from 2.9% in January 2001, to 5.7% in December 2001 in TL demand deposits. By the end of May 2002, market share was 6.3%. On TL time deposit side, the market share has improved from 1.9% to 8.1%. Among the private banks, Garanti's market share in TL deposits was 17.6% as of May 2002. This was 5.2% during January 2001.

The Bank's market share in foreign currency deposit was 7.6% during January 2001, and this increased to 11.5% following the merger. Market share in foreign currency demand deposits rose from 11.1% in January 2001, to 14.1% in December 2001.

Although loan portfolio of the Bank showed a disgrowth during 2001 because of the effects of the TL devaluation, market share was up from 9.8% in January 2001, to 13.4% during December 2001. Foreign currency market share went up to 22.8% by year-end from 18.3% during the beginning of 2001.

Financial Statements

As of December 31, 2001, on a solo and inflation adjusted basis, total assets of Garanti Bank reached TL16,143,925 Billion. Cash and due from banks constituted 15.0% of total assets. Loans which made up 24.6% of assets, were TL3,968,973 Billion as of 2001 year-end. Total securities were TL5,566,724 Billion, to compose 34.5% of assets.

Total deposits of Garanti were TL10,085,354 Billion, and made up 62.5% of total liabilities and shareholders' equity. Foreign currency deposits composed 71% of total deposits. Interbank funds borrowed and funds borrowed totaled TL3,801,569 Billion and make 23.5% of total liabilities and shareholders' equity. Total shareholders' equity was TL1,217,118 Billion as of December 31, 2001.

Garanti Bank's net interest income for the year 2001 was TL670,460 Billion. Net interest income adjusted by foreign exchange losses was TL286,909 Billion. Net non-interest income (netted by fees and commissions, trading income and FX income) was TL588,540 Billion. Net

fees and commissions income composed 17.1% of net non-interest income, whereas net trading income was 42.7% of net other income. Dividend income, which was TL123,245 Billion, composed 20.9 % of net other income.

Net operating expenses (net of FX losses, fees and commissions and trading losses) were TL1,115,434 Billion for the year 2001. Personnel and rent expenses composed 15.8% and 3.3% of net operating expenses, respectively, during the said period. Depreciation expenses were TL59,059 Billion, and taxes and duties were TL47,661 Billion. Loan loss provisions and other provisions constituted 37.0% of net operating expenses. Other operating expense was TL354,155 Billion.

TÜRKİYE GARANTİ BANKASI A.Ş.

ASSETS (in billions TL)

Balance Sheet as adjusted for the effects of inflation in Turkish Lira units current at31 December 2001, based on the BRSA's audit in compliance with theProvisional Article 4 of the Banking Law No.4389

		31.12.2001
I -	**LIQUID ASSETS**	**359,067**
	A. Cash, local currency	22,305
	B. Cash, foreign currency	325,414
	C. Others	11,348
II -	**DUE FROM BANKS**	**1,653,136**
	A. Central Bank of Turkey	561,631
	B. Other Banks	1,091,505
	1) Domestic Banks	57,761
	2) Foreign Banks	1,033,744
III -	**OTHER FINANCIAL INSTUTIONS**	-
IV-	**INTERBANK FUNDS SOLD**	**405,000**
V -	**SECURITIES (NET)**	**1,832,881**
	A. Government bonds and treasury bills	492,034
	B. Other bonds	-
	C. Equity shares	5,502
	D. Other securities	1,335,345
VI -	**LOANS**	**3,968,973**
	A. Short-term loans	1,837,495
	B. Medium and long-term loans	2,131,478
VII -	**NON-PERFORMING LOANS AND RECEIVABLES**	**286,181**
	A. Limited collectibility [Net]	100,494
	1) Gross loans and receivables	109,972
	2) Provisions (-)	9,478
	B. Uncertain collectibility [Net]	134,635
	1) Gross loans and receivables	251,945
	2) Provisions (-)	117,310
	C. Uncollectible [Net]	51,052
	1) Gross loans and receivables	169,036
	2) Provisions (-)	117,984
VIII -	**ACCRUED INTEREST AND INCOME**	**628,780**
	A. Loans	284,176
	B. Securities	326,435
	C. Others	18,169
IX -	**RECEIVABLES FROM FINANCIAL LEASING [Net]**	-
	A. Mimimum lease receivables	-
	B. Unearned income (-)	-
X -	**LEGAL OBLIGATIONS AND RESERVE DEPOSITS**	**777,639**
XI -	**MISCELLANEOUS RECEIVABLES**	**344,471**
XII -	**INVESTMENTS [Net]**	**117,451**
	A. Financial companies	7,069
	B. Non-financial companies	110,382
XIII -	**AFFILIATED COMPANIES [Net]**	**724,972**
	A. Financial companies	339,946
	B. Non-financial companies	385,026
XIV -	**OTHER LONG-TERM INVESTMENTS [Net]**	**3,742,480**
	A. Equity shares	8,637
	B. Other securities	3,733,843
XV -	**BANK PREMISES AND EQUIPMENT [Net]**	**791,823**
	A. Carrying value	1,269,274
	B. Accumulated depreciation (-)	477,451
XVI -	**OTHER ASSETS**	**511,071**
	TOTAL ASSETS	**16,143,925**

LIABILITIES AND SHAREHOLDERS' EQUITY (In billions TL)

Balance Sheet as adjusted for the effects of inflation in Turkish Lira units current at31 December 2001, based on the BRSA's audit in compliance with theProvisional Article 4 of the Banking Law No.4389

	31.12.2001
I - DEPOSITS	**10,085,354**
A. Saving deposits	1,345,826
B. Deposits of official authorities and organizations	10,984
C. Commercial deposits	1,193,163
D. Deposits of other organizations	74,175
E. Bank deposits	763,536
F. Foreign currency deposits	6,660,544
G. Gold deposits	37,126
II - INTERBANK FUNDS BORROWED	**475,809**
III - FUNDS BORROWED	**3,325,760**
A. Central Bank of Turkey	157,087
B. Others	3,168,673
1)Domestic banks and organizations	128,983
2)Foreign banks and organizations	3,039,690
3)Subordinated debts	-
IV - FUNDS	-
V - SECURITIES ISSUED [Net]	-
A. Bonds and notes	-
B. Asset backed securities	-
C. Others	-
VI - ACCRUED INTEREST AND EXPENSES	**136,897**
A. Deposits	79,441
B. Funds borrowed	44,501
C. Others	12,955
VII - PAYABLES FROM FINANCIAL LEASING ACTIVITIES [Net]	-
A. Lease obligations	-
B. Deferred expenses (-)	-
VIII - TAXES, STAMPS, PREMIUMS AND OTHER DUTIES	**50,164**
IX - IMPORT TRANSFER ORDERS	**433,873**
X - MISCELLANEOUS ORDERS	**31,442**
XI - RESERVES	**274,721**
A. Reserve for retirement pay	9,570
B. General provision for loan losses	34,024
C. Reserve for taxes on income	-
D. Diğer Karşılıklar	231,127
XII - OTHER LIABILITIES	**112,787**
XIII - SHAREHOLDERS' EQUITY	**1,217,118**
A. Paid capital	750,000
1) Nominal share capital	750,000
2) Unpaid capital	-
B. Legal reserves	224,614
1) Legal reserves I. & II.	192,142
2) Share premium	-
3) Other legal reserves	32,472
C. Extraordinary reserves	3
D. Inflation adjustment to share capital	1,180,623
E. Valuation increments	1,455
F. Loss	939,577
1) Loss for the year	226,705
2) Prior years' losses	712,872
XIV - INCOME	
A. Net income for the year	
B. Prior years' income	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**16,143,925**

	COMMITMENTS AND CONTINGENCIES	
I.	Guarantees and endorsements	4,631,536
II.	Commitments	148,153
III.	Derivative transactions	3,841,047
	TOTAL	**8,620,736**

TÜRKİYE GARANTİ BANKASI A.Ş.

STATEMENTS OF INCOME (In TL Billions)

Balance Sheet as adjusted for the effects of inflation in Turkish Lira units current at31 December 2001, based on the BRSA's audit in compliance with theProvisional Article 4 of the Banking Law No.4389

	31.12.2001
I - INTEREST INCOME	**2,850,080**
A. Interest on loans	**1,252,254**
1) TL Loans	821,571
a - Short-term loans	645,908
b - Medium and long-term loans	175,663
2) Foreign currency loans	423,581
a - Short-term loans	180,504
b - Medium and long-term loans	243,077
3) Interest on loans under follow-up	7,102
4) Premiums on Kaynak Kul.Destekleme Fonundan (?)	-
B. Interest on reserve deposits	**8,065**
C. Interest on bank deposits	**346,989**
1) Central Bank of Turkey	6,497
2) Domestic banks	259,512
3) foreign banks	80,980
D. Interest on interbank funds sold	**74,605**
E. Interest on securities	**1,119,149**
1) Government bonds and treasury bills	1,024,266
2) Other securities	94,883
F. Other interest income	**49,018**
II - INTEREST EXPENSES	**2,179,620**
A. Interest expense on deposits	**1,801,112**
1)Saving deposits	615,183
2)Deposits of official authorities and organisations	2,781
3)Commercial deposits	146,502
4)Deposits of other organisations	21,723
5)Bank deposits	714,730
6)Foreign currency deposits	300,003
7)Gold deposits	190
B. Interest on interbank funds borrowed	**86,858**
C. Interest on funds borrowed	**288,166**
1)Central Bank of Turkey	-
2)Domestic banks	30,733
4)Foreign banks	209,421
4)Other organisations	48,012
D. Interest on securities issued	**-**
E. Other interest expenses	**3,484**
III - NET INTEREST MARGIN (I-II)	**670,460**
IV - NON-INTEREST INCOME	**10,999,179**
A. Fees and commissions received	**296,647**
1)Loans	15,295
2)Documentary credits and letters of guarantee	42,320
3)Others	239,032
B. Trading account income	**658,111**
C. Foreign exchange gain	**9,807,722**
D. Dividends received	**123,245**
E. Extraordinary income	**-**
F. Others	**113,454**
V - NON-INTEREST EXPENSES	**11,909,624**
A. Fees and commissions paid	**196,289**
1)Funds borrowed	19,695
2)Documentary credits	437
3)Others	176,157
B. Trading account losses	**406,628**
C. Foreign exchange losses	**10,191,273**
D. Personnel expenses	**176,453**
E. Provision for retirement pay	**1,311**
F. Rent expenses	**36,796**
G. Depreciation and amortisation expenses	**59,059**
H. Taxes and duties other than on income	**47,661**
I. Extraordinary expenses	**27,739**
J. Provision for non-performing loans and receivables	**161,942**
K. Other provisions	**250,318**
L. Others	**354,155**
VI - NET NON-INTEREST EXPENSES (IV-V)	**-910,445**
VII - INCOME/(LOSS) BEFORE TAXES (III+VI)	**-239,985**
VIII - TAXATION CREDIT / (CHARGE)	**-113,000**
IX. LOSS ON NET MONETARY POSITION	**-99,720**
X - NET LOSS FOR THE YEAR	**-226,705**

T. GARANTİ BANKASI A.Ş. AND ITS FINANCIAL AFFILIATES
CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER 2001 AND 2000

Balance Sheet as adjusted for the effects of inflation in Turkish Lira units current at 31 December 2001, based on the BRSA's audit in compliance with the Provisional Article 4 of the Banking Law No.4389

ASSETS	Current Period 31 December 2001		
I - Liquid Assets			362,695
A - Cash, local currency		22,380	
B - Cash, foreign currency		328,967	
C - Others cash items		11,348	
II - Due from Banks			1,787,619
A - Central Bank of Turkey		561,630	
B - Other banks		1,225,989	
1- Domestic banks	147,238		
2- Foreign banks	1,078,751		
III - Other Financial Institutions			-
IV - Interbank Funds Sold			405,000
V - Securities (net)			1,936,606
A - Government bonds and treasury bills		505,726	
B - Other bonds		-	
C - Equity shares		4,434	
D - Other securities		1,426,446	
VI - Loans			5,074,045
A - Short-term loans		2,677,124	
B - Medium and long-term loans		2,396,921	
VII - Factoring Receivables			37,902
VIII - Leasing Receivables			128,816
A - Leasing receivables, gross		153,229	
B - Unearned income (-)		24,413	
IX - Non-Performing Loans and Receivables (net)			297,400
A - Non-performing loans and receivables, gross		545,163	
B - Provisions (-)		247,763	
X - Accrued Interest and Income			642,402
A - *Loans*		293,476	
B - Securities		330,277	
C - Others		18,649	
XI - Legal Obligations and Reserve Deposits			777,639
A - *Reserve deposits*		777,639	
B - Others		-	
XII - Miscellaneous receivables			378,242
XIII - Unconsolidated Investments (net)			112,842
A - Financial companies		1,018	
B - Non-financial companies		111,824	
XIV - Unconsolidated Affiliated Companies (net)			385,602
A - Financial companies		185	
B - Non-financial companies		385,417	
XV - Unconsolidated Other Long-Term Investments (net)			3,771,924
A - Equity shares		8,674	
B - Other securities		3,763,250	
XVI - Bank Premises and Equipment (net)			934,240
A - Carrying value		1,475,609	
B - Accumulated depreciation (-)		541,369	
XVII - Goodwill (net)			26,203
XVIII - Other Assets			526,403
TOTAL ASSETS			17,585,580

LIABILITIES AND SHAREHOLDERS' EQUITY	Current Period 31 December 2001		
I - Deposits			11,386,968
A - Saving deposits		1,377,241	
B - Foreign currency deposits		7,926,994	
C - Gold deposits		37,126	
D - *Bank deposits*		766,484	
E - Other deposits		1,279,123	
II - Interbank Funds Borrowed			475,809
III - Funds Borrowed			3,345,399
A - Central Bank of *Turkey*		157,087	
B - Other borrowings		3,188,312	
1- Domestic banks and organizations	245,472		
2- Foreign banks and organizations	2,942,840		
3- Subordinated debts	-		
IV - Factoring Payables			17,899
V - Leasing Payables			-
A - Leasing payables, gross		-	
B - Deferred leasing costs (-)		-	
VI - Securities Issued (net)			67,913
A - Bonds and notes		67,913	
B - Asset back securities		-	
C - Others		-	
VII - Accrued Interest and Expenses			174,188
A - Deposits		92,970	
B - Funds borrowed		54,671	
C - Others		26,547	
VIII - Taxes, Stamps, Premiums and Other Duties			51,647
IX - Import Transfer Orders			433,873
X - Miscellaneous Payables			70,347
XI - Reserves			151,072
A - Reserve for retirement pay		10,871	
B - General provision for loan losses		49,831	
C - Provision for taxes on income		41,891	
D - Other provisions		20,927	
E - Technical insurance provisions (net)		27,552	
XII - Minority Interest			30,876
XIII - Other Liabilities			130,943
XIV - Shareholders' Equity			2,183,906
A - Paid capital		750,000	
1- Nominal share capital	750,000		
2- *Unpaid capital (-)*	-		
B - Legal reserves		1,428,753	
1- Legal and extraordinary reserves	248,130		
2- Inflation adjustment to share capital	1,180,623		
C - *Revaluation surplus*		-	
D - Valuation increments		1,455	
E - Negative goodwill (net)		3,698	
XV - Losses			935,260
A - Loss for the year		238,306	
1- Group's shares	233,221		
2- Minority interest	5,085		
B - Accumulated losses		696,954	
1- Group's shares	690,610		
2- Minority interest	6,344		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			17,585,580

COMMITMENTS AND CONTINGENCIES			
I - Guarantees and Endorsements			4,686,664
II - Commitments			149,060
III - Derivative Transactions			4,985,877
IV - Others, if any			-
TOTAL			9,821,601

T. GARANTİ BANKASI A.Ş. AND ITS FINANCIAL AFFILIATES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED 31 DECEMBER 2001 AND 2000

Income Statement as adjusted for the effects of inflation in Turkish Lira units current at 31 December 2001, based on the BRSA's audit in compliance with the Provisional Article 4 of the Banking Law No.4389

(In Billion Turkish Lira)

	Current Period		
	31 December 2001		
I - INTEREST INCOME			4,237,437
A - Interest on loans		1,719,735	
B - Interest on reserve deposits		10,746	
C - Interest on bank deposits		544,694	
D - Interest on interbank funds sold		160,133	
E - Interest on securities		1,709,470	
F - Other interest income		92,659	
II - INTEREST EXPENSES			3,432,655
A - Interest on deposits		2,814,823	
1- Saving deposits	799,782		
2- Foreign currency deposits	633,327		
3- Gold deposits	190		
4- Bank deposits	1,096,412		
5- Other deposits	285,112		
B - Interest on interbank funds borrowed		133,531	
C - Interest on funds borrowed		456,145	
D - Interest on securities issued		8,837	
E - Other interest expenses		19,319	
III - NET INTEREST MARGIN (I-II)			804,782
IV - NON-INTEREST INCOME			12,630,628
A - Fees and commissions received		422,313	
B - Trading account income		881,121	
C - Foreign exchange gain		10,662,478	
D - Dividends received		4,718	
E - Extraordinary income		2,908	
F - Others		657,090	
V - NON-INTEREST EXPENSES			13,922,783
A - Fees and commissions paid		252,001	
B - Trading account losses		780,399	
C - Foreign exchange losses		11,358,221	
D - Personnel costs		302,460	
E - Provision for retirement pay		7,146	
F - Rent expenses		43,029	
G - Depreciation and amortization expenses		108,591	
H - Taxes and duties other than on income		75,922	
I - Extraordinary expenses		27,739	
J - Provision for non-performing loans and receivables		204,578	
K - Other provisions		278,649	
L - Others		484,048	
VI - NET NON-INTEREST EXPENSES (IV-V)			(1,292,155)
VII - INCOME / (LOSS) BEFORE TAXES (III+VI)			(487,373)
VIII - TAXATION CREDIT / (CHARGE)			329,350
IX - INCOME / (LOSS) ON UNCONSOLIDATED AFFILIATES			-
X - INCOME/(LOSS) ON NET MONETARY POSITION			(80,283)
XI - NET INCOME/(LOSS) FOR THE YEAR			(238,306)
A - Group's shares		(233,221)	
B - Minority interest		(5,085)	